UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for November, 2020

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES: SASOL LIMITED | SASOL'S LOW-DENSITY POLYETHYLENE (LDPE) UNIT AT LAKE CHARLES ACHIEVES BENEFICIAL OPERATION

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("**Sasol**" or "the **Company**")

SASOL'S LOW-DENSITY POLYETHYLENE (LDPE) UNIT AT LAKE CHARLES ACHIEVES BENEFICIAL OPERATION

Sasol is pleased to announce that the LDPE unit at the Lake Charles Chemicals Project (LCCP) achieved beneficial operation on 15 November 2020. This unit, which was damaged in a fire during commissioning in January 2020, is the last of seven units to be brought into operation. The LCCP is now 100 percent complete with total capital expenditure forecast to be within the previously communicated guidance of US$12,8 billion.

The LDPE unit, which uses ExxonMobil technology, has a nameplate capacity of 420 kilotons per annum, making it one of the largest of its kind in the world. The LDPE unit is one of the three LCCP plants that will form part of the Sasol/LyondellBasell Louisiana Integrated Polyethylene joint venture. Production from the LDPE unit is an important milestone to ensure the JV will be enabled to make a meaningful expansion into the U.S. polymers production market.

All units which were operating prior to Hurricane Laura have returned to operation, with no further operational impact from Hurricane Zeta.

16 November 2020
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 November 2020

By: <u>/s/ M M L Mokoka</u>
Name: M M L Mokoka
Title: Group Company Secretary